Exhibit 1

Media release

20 February 2004

Changes to Altitude

Westpac has announced changes to its Altitude credit card program including a reduction in the conversion rate of Altitude points to airline frequent flyer points and the introduction of the Altitude American Express Credit Card with an enhanced points earning rate.

The Altitude MasterCard and Visa points earning rate will remain at one Altitude point per one dollar spent (or as specified by Bonus Partners) and the comprehensive alternative redemption options, including travel rewards, will be maintained.

From 9 March 2004, the redemption rate for converting Altitude points into airline frequent flyer points will reduce from one to 0.5 frequent flyer point for every one Altitude reward point earned.

Westpac has reviewed its products and pricing following the structural and regulatory changes to the credit card market.

Paul Lilley, Westpac’s General Manager Sales & Service, said the majority of Altitude customers would not be adversely affected by the change.

“Alternative ways to claim travel rewards, such as booking flights direct with the Altitude Travel service or redeeming travel vouchers for Virgin Blue flights are not impacted,” he said.

“Despite the changes to the credit card market in the last year that have significantly increased the cost of providing the card, the points earning rate on the Altitude MasterCard and Visa will be maintained.

“However, we have had to make a change to the most costly redemption option, the purchase of airline frequent flyer points.”

Altitude offers six redemption options: airline frequent flyer points, shopping and travel vouchers, products, Altitude Travel service, fee offsets and donations to charities.

The change to the frequent flyer redemption rate will only apply to purchases made after 9 March 2004.  It is not retrospective.

In partnership with American Express, the Altitude program is being enhanced by  introducing a companion card to the Altitude program.

The Altitude American Express Credit Card will have a points earning rate of two Altitude points per one dollar spent.

Customers choosing to take up the companion card will have it linked to their existing Altitude account seamlessly providing one statement, one Altitude points balance and one credit limit.

Existing Altitude customers will be offered the new Altitude American Express Credit Card in the mail in the next few weeks.  It will also be available to new customers.  The Altitude American Express will cost $45 per annum, and this will be waived in the first year for customers who take up the offer before 30 April 2004.

Customers should phone 1300 797 100 for more information.

Ends.

For Further Information

David Lording	Julia Quinn
Westpac Media Relations	Westpac Media Relations
Ph: 02 9226 3510	Ph: 02 9226 3443
Mob: 0419 683 411	Mob: 0409 311 197

	Altitude MasterCard/ Visa card		New Altitude American Express ® Card

Annual Fee	Altitude Classic: $75 Altitude Gold: $125	No change No change	An additional $45 (waived for the first year if you accept before 30 April 2004)

Point earning rate	$1:1 point*	No change	$1: 2 points

Points capping	Nil	No change	Nil

Points expiry	Never	No change	Never

Points redemption for frequent flyer points	1:0.5	Changed	1:0.5

Points redemption for Altitude Travel	1:1	No change	1:1

Points redemption for vouchers	1:1	No change	1:1

Points redemption for products	1:1	No change	1:1

Accounts linked	Linked with Westpac savings and/or cheque accounts	No change	Not available

Cash advance	Ability to get cash advances such as drawing cash from ATMs	No change	Unable to obtain a cash advance

Interest rate	Current rate	No change	As per Altitude MasterCard/Visa card